03 NOV 24 AM 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

03037665

SUPPL

Date	November 3, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated November 3, 2003:
VNU APPOINTS VICE PRESIDENT SUSTAINABILITY.

With kind regards,
VNU bv

Rob de Meel
SVP

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

11/25

1.1.001 02.99

VNU

ADR-file 82-2876

Press release

Date November 3, 2003

VNU APPOINTS VICE PRESIDENT SUSTAINABILITY

Haarlem, The Netherlands – VNU, a leading international media and information company, today announced that Mr. **Maarten Schikker** has been appointed **Vice President Corporate Sustainability.**

Sustainability, or corporate social responsibility, is defined as 'achieving commercial success in ways that honor ethical values and respect people, communities, and the natural environment'.

In this new position Maarten Schikker will be responsible for the development of a sustainability strategy. This strategy should lead to measuring and reporting of VNU's social, environmental and economic performance. He will report to Rob de Meel, Senior Vice President Corporate Communications/Investor Relations.

Previously, Maarten Schikker held several senior positions in VNU's Corporate Communications department.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com